SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Major League Football, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

560814105

(CUSIP Number)

July 20, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560814105	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mercer Street Global Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,642,996 (1)
	6	SHARED VOTING POWER 24,699,550 (2)
	7	SOLE DISPOSITIVE POWER 35,642,996 (1)
	8	SHARED DISPOSITIVE POWER 24,699,550 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,342,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99 (3)%
12	TYPE OF REPORTING PERSON 00

(1)  Represents shares of common stock directly held by the reporting person.

(2) Represents shares underlying a convertible note (“Note”) held by an affiliate of the reporting person.   The Note has a variable conversion price and a 9.99% blocker.

(3) Based on 604,029,492 shares outstanding as of July 21, 2022, as per the issuer's transfer agent on July 21, 2022.

CUSIP No. 560814105	13G	Page 3 of 4 Pages

ITEM 1.

(a) Name of Issuer: Major League Football, Inc.

(b) Address of Issuer’s Principal Executive Offices:15515 Lemon Fish Drive Lakewood Ranch, FL 34202.

ITEM 2.

(a) Name of Person Filing: Mercer Street Global Opportunity Fund, LLC

(b) Address of Principal Business Office or, if none, Residence: 1111 Brickell Avenue, Suite 2920, Miami, FL 33131

(c) Citizenship: Mercer Street Global Opportunity Fund, LLC is a limited liability company organized under the laws of the State of Delaware.

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 560814105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference for the Reporting Person.

The percentages used in this Schedule 13G are calculated based on 604,029,492 shares of Common Stock as per the issuer's transfer agent on July 21,2022.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 560814105	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCER STREET GLOBAL OPPORTUNITY FUND, LLC

July 22 , 2022	By:	/s
Jonathan Juchno, Authorized Representative